                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ------------

                                 SCHEDULE 13G
                                (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                               EQUITY INNS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  294703 10 3
--------------------------------------------------------------------------------
                                (CUSIP Number)

             December 31, 2000--Amendment Pursuant to Rule 13d-2(b)
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

CUSIP NO. 294703 10 3                   13G            PAGE   2   OF  12   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Phillip H. McNeill, Sr.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[X]
                                                                    (b)[ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    1,992,520(1)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,992,520(1)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,992,520(2)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                  [ ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.25%(2)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

---------------
(1) Includes (a) 77,600 shares of Common Stock which are subject to vesting but which Mr. McNeill, Sr. has the power to vote; (b) 390,000 shares of Common Stock that are issuable upon the exercise of options granted to Mr. McNeill, Sr. under the Issuer's 1994 Stock Incentive Plan; (c) 554,906 shares of Common Stock that are potentially issuable upon the redemption of units of limited partnership interests in Equity Inns Partnership, L.P. (the "Units") held by Mr. McNeill, Sr. (at the election of the holder, the Units may be tendered for redemption and at the sole option of the Issuer, the Units are redeemable for cash or for shares of Common Stock on a one-for-one basis); (d) 15,218 shares of Common Stock owned by McNeill Investment Company, Inc. ("McNeill Investment") of which Mr. McNeill, Sr. owns approximately 99% of the capital stock and his son, Phillip H. McNeill, Jr., owns less than 1%; and (e) 275,678 shares of Common Stock that are potentially issuable upon the redemption of Units held by McNeill Investment.

(2) The percentage assumes all of the options to acquire Common Stock are exercised and all of the Units held by Mr. McNeill, Sr. are redeemed for shares of Common Stock but that no other outstanding options are exercised or Units are redeemed for shares of Common Stock.

CUSIP NO. 294703 10 3                   13G            PAGE   3   OF  12   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Mabel M. McNeill
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[X]
                                                                    (b)[ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    14,705
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   14,705
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,705
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                  [ ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0.04%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

CUSIP NO. 294703 10 3                   13G            PAGE   4   OF  12   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          PHM Family, L.L.C.(3)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[X]
                                                                    (b)[ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Tennessee
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     4,671(4)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               4,671(4)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,671
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                  [ ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0.01%(5)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          OO
          ---------------------------------------------------------------------

---------------
(3) The membership interests of PHM Family, LLC are owned 1/3 by M. Whitney McNeill, 1/3 by Hallie V. McNeill and 1/3 by Mr. McNeill, Jr., the adult children of Phillip H. McNeill, Sr. and Mabel M. McNeill.

(4) These shares of Common Stock are potentially issuable upon the redemption of Units held by PHM. At the election of the holder, the Units may be tendered for redemption. At the sole option of the Issuer, the Units are redeemable for cash or for shares of Common Stock on a one-for-one basis.

(5) The percentage assumes that all of the Units held by PHM are redeemed for shares of Common Stock but that no outstanding options are exercised or other Units are redeemed for shares of Common Stock.

CUSIP NO. 294703 10 3                   13G            PAGE   5   OF  12   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          M. Whitney McNeill
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[X]
                                                                    (b)[ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    9,189
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   9,189
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,189
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                  [ ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0.02%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

CUSIP NO. 294703 10 3                   13G            PAGE   6   OF  12   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Hallie V. McNeill
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[X]
                                                                    (b)[ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    8,802
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   8,802
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,802
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                  [ ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0.02%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

CUSIP NO. 294703 10 3                   13G            PAGE   7   OF  12   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Phillip H. McNeill, Jr.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[X]
                                                                    (b)[ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    67,661(6)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   67,661(6)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          67,661
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                  [X]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0.18%(7)
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

---------------
(6) Includes 29,640 shares of Common Stock which are subject to vesting but which Mr. McNeill, Jr. has the power to vote and 6,701 shares potentially issuable upon the redemption of Units held by Mr. McNeill, Jr. At the election of the holder, the Units may be tendered for redemption. At the sole option of the Issuer, the Units are redeemable for cash or shares of Common Stock on a one-for-one basis. Excludes 18,949 Units and 15,218 shares of Common Stock held by McNeill Investment in which Mr. McNeill, Jr. owns less than 1% of the capital stock and Mr. McNeill, Sr. owns approximately 99% of the capital stock.

(7) The percentage assumes all of the Units held by Mr. McNeill, Jr. are redeemed for shares of Common Stock but that no other Units are redeemed for shares of Common Stock.

Item 1(a)         Name of Issuer:

                  Equity Inns, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  7700 Wolf River Boulevard, Germantown, Tennessee  38138

Item 2(a)         Name of Persons Filing:

                  This statement is being filed on behalf of Phillip H. McNeill, Sr. ("Mr. McNeill, Sr."), Mabel M. McNeill ("Mrs. McNeill"),
                  M. Whitney McNeill ("Whitney McNeill"), Hallie V. McNeill ("Hallie McNeill"), Phillip H. McNeill, Jr. ("Mr. McNeill, Jr.") and PHM Family, L.L.C. ("PHM" and, together with Mr. McNeill, Sr., Mrs. McNeill, Whitney McNeill, Hallie McNeill and Mr. McNeill, Jr., the "Reporting Persons").

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of Mr. McNeill, Sr. is 7700 Wolf River Boulevard, Germantown, Tennessee 38138.

                  The residence address of Mrs. McNeill is 218 Cloister Green Lane, Memphis, Tennessee 38120.

                  The residence address of Whitney McNeill is 4267 Chanwil Place, Memphis Tennessee 38117.

                  The residence address of Hallie McNeill is 247 Mary Ann Drive, Memphis, Tennessee 38117.

                  The address of the principal business office of Mr. McNeill, Jr. is 7700 Wolf River Boulevard, Germantown, Tennessee 38138.

                  The address of the principal business office of PHM is 7700 Wolf River Boulevard, Germantown, Tennessee 38138.

Item 2(c)         Citizenship:

                  Mr. McNeill, Sr., Mrs. McNeill, Whitney McNeill, Hallie McNeill and Mr. McNeill, Jr. are United States citizens. PHM is a Tennessee limited liability company.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value per share ("Common Stock")

Item 2(e)         CUSIP Number:


                               Page 8 of 12 Pages

                  294703 10 3

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under Section 15 of
                      the Exchange Act

                  (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act

                  (c) [ ] Insurance company as defined in section 3(a)(19)
                      of the Exchange Act

                  (d) [ ] Investment company registered under Section 8 of
                      the Investment Company Act

                  (e) [ ] Investment adviser registered in accordance with
                      Rule 13d-1(b)(1)(ii)(E)

                  (f) [ ] Employee benefit plan or endowment fund in
                      accordance with Rule 13d-1(b)(i)(ii)(F)

                  (g) [ ] Parent holding company or control person, in
                      accordance with Rule 13d-1(b)(1)(ii)(G)

                  (h) [ ] Savings association as defined in Section 3(b) of
                      the Federal Deposit Insurance Act

                  (i) [ ] Church plan that is excluded from the definition
                      of an investment company under Section 3(c)(14) of the Investment Company Act

                  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

                  Not applicable

Item 4            Ownership:

                  (a)      Amount Beneficially Owned: See Item 9 of Cover Pages

                  (b)      Percent of Class:   See Item 11 of Cover Pages

                  (c)      Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote - See Item 5 of Cover Pages

                           (ii) shared power to vote or to direct the vote - See Item 6 of Cover Pages

                           (iii) sole power to dispose of or to direct the disposition of - See Item 7 of Cover Pages

                           (iv) shared power to dispose of or to direct the disposition of - See Item 8 of Cover Pages

Item 5            Ownership of Five Percent or Less of a Class:

                  Not applicable


                               Page 9 of 12 Pages

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7 Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8            Identification and Classification of Members of the Group:

                  Not applicable

Item 9            Notice of Dissolution of Group:

                  Not applicable

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                              Page 10 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2000               /s/ Phillip H. McNeill, Sr.
                                      -------------------------------------
                                      Phillip H. McNeill, Sr.


Dated: February 6, 2000               /s/ Mabel M. McNeill
                                      -------------------------------------
                                      Mabel M. McNeill


Dated: February 6, 2000               /s/ Whitney McNeill
                                      -------------------------------------
                                      M. Whitney McNeill


Dated: February 6, 2000               /s/ Hallie Vinton McNeill
                                      -------------------------------------
                                      Hallie V. McNeill


Dated: February 6, 2000               /s/ Phillip H. McNeill, Jr.
                                      -------------------------------------
                                      Phillip H. McNeill, Jr.

                                      PHM FAMILY, L.L.C.

Dated: February 6, 2000               By:    /s/ Phillip H. McNeill, Sr.
                                             ------------------------------
                                             Name:  Phillip H. McNeill, Sr.
                                             Title:  Manager


                              Page 11 of 12 Pages

                                                                       EXHIBIT 1

              JOINT FILING AGREEMENT AMONG PHILIP H. MCNEILL, SR.,
            MABEL M. MCNEILL, M. WHITNEY MCNEILL, HALLIE V. MCNEILL,
                 PHILLIP H. MCNEILL, JR. AND PHM FAMILY, L.L.C.

         WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto are filed on behalf to each of them:

         NOW, THEREFORE, the parties hereto agree as follows:

         PHILIP H. McNEILL, SR., MABEL M. McNEILL, M. WHITNEY McNEILL, HALLIE V. McNEILL, PHILLIP H. McNEILL, JR. AND PHM FAMILY, L.L.C. hereby agree, in accordance with 13d-1(k) under the Act, to file a statement on Schedule 13G relating to their ownership of Common Stock of the Issuer and do hereby further agree that said statement shall be filed on behalf of each of them.

Dated: February 6, 2000               /s/ Phillip H. McNeill, Sr.
                                      -------------------------------------
                                      Phillip H. McNeill, Sr.


Dated: February 6, 2000               /s/ Mabel M. McNeill
                                      -------------------------------------
                                      Mabel M. McNeill


Dated: February 6, 2000               /s/ Whitney McNeill
                                      -------------------------------------
                                      M. Whitney McNeill


Dated: February 6, 2000               /s/ Hallie Vinton McNeill
                                      -------------------------------------
                                      Hallie V. McNeill


Dated: February 6, 2000               /s/ Phillip H. McNeill, Jr.
                                      -------------------------------------
                                      Phillip H. McNeill, Jr.

                                      PHM FAMILY, L.L.C.

Dated: February 6, 2000               By:    /s/ Phillip H. McNeill, Sr.
                                             ------------------------------
                                             Name:  Phillip H. McNeill, Sr.
                                             Title:  Manager


                              Page 12 of 12 Pages